Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On June 18, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

This filing contains the text of an announcement sent to all employees of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell) on June 25, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Announcement:

Date: June 25, 2004

To: All Employees

From: Bart de Jong

Subject: Planned leadership of TiO2 support organizations and acetyls organizations

Today I am pleased to announce the planned leadership assignments for many of the various functions that will support the TiO2 business after the closing of our proposed transaction with Millennium. Also included is the planned leadership of the acetyls organization that will be in place post-close.

By June 30, to the extent possible, all employees affected by the Millennium transaction will have been informed of their expected job status at the time of closing, and leaders will be meeting with their staffs to share more details about planned changes in organization design for their function. After the closing of the transaction, complete organizational charts will be published for employees. Until that time, however, all employees will continue with their current responsibilities, work processes and decision making. There will be no staffing actions until after the proposed transaction has closed.

Upon the close of the proposed transaction with Millennium it is anticipated that:

Human Resources

Liz Brown, Senior Manager, HR, Lyondell, will become Director, HR—Millennium, managing the global HR consulting and support activities for the TiO2 business as well as the HR Operations for all Millennium legal entities. She will continue to report to John Hollinshead, Vice President, Human Resources, Lyondell.

Information Technology

Mike Whitehead, Director IT, Millennium, will become Director IT, TiO2 reporting to Eric Silva, Vice President of Information Technology, Lyondell. Mike will have responsibility for providing IT services globally for the TiO2 business. Employees engaged in SAP support for the TiO2 business will be integrated under David Chapman, Director of Business Solutions, Lyondell.

Legal

Steve Williams, presently Associate General Counsel for Commercial and International for Lyondell, will become Associate General Counsel for TiO2 and International, reporting to Kerry Galvin, Senior Vice President, General Counsel and Secretary, Lyondell. Steve will be responsible for providing Legal Services to the TiO2 business and all of the international functions of the Lyondell enterprise. Reporting to Steve will be Wilma Lloyd-Schut, Chief European Counsel located in the Service Center in Rotterdam, The Netherlands, and Jon Kapstein, Director of European Government Affairs, located in Brussels, Belgium. Also reporting to Steve will be Danielle Simi and Pat Casey, who each will continue as Associate General Counsel—Millennium and be located in Hunt Valley.

Finance

Finance functions including Treasury, Corporate Development, Controller, Audit and Corporate Communications will be integrated into the Lyondell enterprise finance organization. Wendy Johnson, Director Internal Accounting & Analysis, Millennium, will become Director, Manufacturing Accounting & Analysis for the Lyondell enterprise and will be located in Houston. She will report to Charlie Hall, Vice President and Controller of Lyondell. Mike Orner, Controller, Millennium, will continue in his current role in Hunt Valley for an extended transition period, and also will be reporting to Charlie.

Rob Williams, Assistant Treasurer, Millennium, will become Senior Manager, Manufacturing Accounting & Analysis, reporting to Wendy Johnson. Rob will be supporting Brian Goedke, VP, Manufacturing TiO2. Rob will have direct responsibility for the TiO2 manufacturing accounting functions in the United States and Brazil. The European and Asian accounting groups supporting the Millennium legal entities will report through the Lyondell regional organizations; however, Rob will have ultimate responsibility for the TiO2 Manufacturing Accounting & Analysis function.

The Business Performance Analysis & Reporting, Business Decision Analysis and Corporate Development functions supporting the TiO2 business will have resources located in Hunt Valley. Those employees will report into their respective organizations at Lyondell. Specifically, Gus Williamson, Director, Strategic Planning and Initiatives, Millennium, and Bruce Chalmers, Director, Corporate Development, Millennium, will report to the VP, Corporate Development. Gus will become Director, Strategic Planning and Bruce will continue as Director, Corporate Development. Additional support for the TiO2 business for budgets and forecasting will be provided in Houston.

Manufacturing and Engineering

Chris Tagoe, currently the Plant Manager at the Equistar La Porte Complex, will assume the Engineering Director—TiO2 position reporting to Mike Brown, General Manager—Engineering, Lyondell, with dotted line reporting to Brian Goedke, VP Manufacturing TiO2.

Dale Friedrichs, currently the Production Superintendent at the Hydrocarbons Mid Plant in the Equistar Channelview Complex, will become the Manufacturing Manager—Manufacturing Support, reporting to Brian Goedke, Vice President of the global TiO2 Manufacturing organization. In this role, Dale will be responsible for ensuring global manufacturing best practice implementation across all TiO2 sites.

Acetyls

As previously announced, the Millennium acetyls business will be fully integrated into the Lyondell enterprise at the close of the transaction. Acetyls will be managed as a global business within the Lyondell Performance Chemicals group, part of Lyondell’s Intermediate Chemicals & Derivatives (IC&D) segment.

Russ Daniels, Business Manager, Equistar, will become the global Business Manager, Acetyls reporting to Mario Portela, Lyondell Director Performance Chemicals.

The La Porte acetyls manufacturing operations will be integrated into Lyondell’s La Porte Complex, part of Lyondell’s manufacturing organization led by Jim Bayer, Senior VP, Manufacturing.

Acetyls marketing and sales, supply chain and other services for the Americas, Europe and Asia will be integrated into the Lyondell regional organizations. Acetyls R&D will report into Lyondell but will continue to be located at the Baltimore Research Center.

The Joint Integration Team will continue to plan for the integration that will be implemented upon the closing of our proposed transaction with Millennium, and will continue to report any major developments in the design or other integration matters as they arise.

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

In addition, on June 18, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on
Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.